                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                             ----------------------

                                    FORM 11-K

                             ----------------------

  [X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES AND EXCHANGE COMMISSION
         For the fiscal year ended December 30, 1998

                                       OR

  [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
         For the transition period from _______ to _______.

                             ----------------------

                          Commission file number 1-7657

                             ----------------------

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          LEHMAN BROTHERS HOLDINGS INC.
                            TAX DEFERRED SAVINGS PLAN


                          Lehman Brothers Holdings Inc.
                            3 World Financial Center
                               New York, NY 10285

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          Lehman Brothers Holdings Inc.
                            3 World Financial Center
                               New York, NY 10285

                              Financial Statements
                          and Supplemental Information

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

                     YEARS ENDED DECEMBER 30, 1998 AND 1997
                       WITH REPORT OF INDEPENDENT AUDITORS

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

                              Financial Statements
                          and Supplemental Information


                     Years ended December 30, 1998 and 1997


                                    CONTENTS

Report of Independent Auditors..............................................  1

Financial Statements

Statements of Net Assets Available for Plan Benefits,
   with Fund Information....................................................  2
Statements of Changes in Net Assets Available for Plan Benefits,
   with Fund Information....................................................  4
Notes to Financial Statements...............................................  6


Supplemental Information

Schedule I--Schedule of Investments Held....................................  16
Schedule II--Schedule of Series of Transactions in Excess of
   5% of Net Assets Available for Plan Benefits at Beginning of Year........  17

                         Report of Independent Auditors

The Employee Benefits Plans Committee
Lehman Brothers Holdings Inc.

We have audited the accompanying statements of net assets available for plan benefits of the Lehman Brothers Holdings Inc. Tax Deferred Savings Plan (the "Plan") as of December 30, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 30, 1998 and 1997, and the changes in its net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of investments held as of December 30, 1998, and series of transactions in excess of five percent of net assets available for plan benefits for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The fund information in the statements of net assets available for the plan benefits and the statements of changes in net assets available for plan benefits are presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


May 12, 1999

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

              Statement of Net Assets Available for Plan Benefits,
                              With Fund Information

                                December 30, 1998

                                Investment Funds


                                               ----------------------------------------------------------------------------------
                                                                           AMERICAN        LEHMAN
                                                                            EXPRESS       BROTHERS      AMERICAN
                                                  SHORT                     COMPANY    HOLDINGS INC.     CENTURY        PRIME
                                                   TERM        FIXED        COMMON         COMMON         ULTRA         VALUE
                                                 INTEREST      INCOME        STOCK         STOCK        INVESTORS    OBLIGATIONS
                                                   FUND         FUND         FUND           FUND          FUND          FUND
                                               ----------------------------------------------------------------------------------
ASSETS
Institutional Contracts (at cost plus                       $107,798,944
   interest)
Investments at fair value:
American Express Company Common Stock Fund
   419,796 shares (cost: $11,517,390)                                     $43,999,868
Lehman Brothers Holdings Inc. Common Stock
   Fund 762,688 shares (cost: $20,393,942)                                              $33,033,924
American Century Ultra Investors Fund
   2,524,064 shares (cost: $64,399,562)                                                                $83,925,129
Prime Value Obligations Fund
   16,771,235 shares (cost: $16,771,235)                                                                             $16,771,235
Templeton Foreign Fund
   4,039,463 shares (cost: $38,504,473)
Income Fund of America
   1,488,947 shares (cost: $23,178,143)
Fidelity Capital & Income Fund
   2,360,964 shares (cost: $22,475,386)
Vanguard Index Trust 500 Portfolio
   613,345 shares (cost: $42,522,721)
PIMCO Total Return Fund
   1,152,063 shares (cost: $11,921,823)
 Brandywine Blue Fund
   225,804 shares (cost: $6,101,144)
 ICM Small Company Portfolio
   59,669 shares (cost: $1,552,157)
Vanguard Fixed Income Long-Term
   Corporate Portfolio
   1,244,394 shares (cost: $10,981,727)
                                               ----------------------------------------------------------------------------------
                                                        --  107,798,944    43,999,868    33,033,924     83,925,129    16,771,235

Cash and short-term investments                  $ 354,122    3,393,619            57     1,882,099             --            --
Interest and dividends receivable                    1,911        7,766            52           398             --        70,775
Participant loans                                       --           --            --            --             --            --
Other receivables                                   10,084        6,457        42,788       100,827          4,243            --
Net Inter-fund transfers (payable) receivable        7,813     (620,670)      (50,077)      (17,084)       (63,176)      234,472
                                               ----------------------------------------------------------------------------------
Total assets                                       373,930  110,586,116    43,992,688    35,000,164     83,866,196    17,076,482

LIABILITIES
   Accrued liabilities                               1,050       55,287        15,216        13,184         28,378         7,799
   Other liabilities                                    --           --            --            --             --       101,687
                                               ----------------------------------------------------------------------------------
                                               ----------------------------------------------------------------------------------
Total liabilities                                    1,050       55,287        15,216        13,184         28,378       109,486
                                               ----------------------------------------------------------------------------------
Net assets available for plan benefits           $ 372,880  $110,530,829  $43,977,472   $34,986,980    $83,837,818   $16,966,996
                                               ----------------------------------------------------------------------------------
                                               ----------------------------------------------------------------------------------




                                               --------------------------------------------------------------------------
                                                                               FIDELITY       VANGUARD         PIMCO
                                                  TEMPLETON       INCOME       CAPITAL &        INDEX          TOTAL
                                                   FOREIGN        FUND OF       INCOME        TRUST 500       RETURN
                                                     FUND         AMERICA        FUND         PORTFOLIO        FUND
                                               --------------------------------------------------------------------------
ASSETS
Institutional Contracts (at cost plus
   interest)
Investments at fair value:
American Express Company Common Stock Fund
   419,796 shares (cost: $11,517,390)
Lehman Brothers Holdings Inc. Common Stock
   Fund 762,688 shares (cost: $20,393,942)
American Century Ultra Investors Fund
   2,524,064 shares (cost: $64,399,562)
Prime Value Obligations Fund
   16,771,235 shares (cost: $16,771,235)
Templeton Foreign Fund
   4,039,463 shares (cost: $38,504,473)          $33,850,697
Income Fund of America
   1,488,947 shares (cost: $23,178,143)                         $25,758,789
Fidelity Capital & Income Fund
   2,360,964 shares (cost: $22,475,386)                                       $22,216,669
Vanguard Index Trust 500 Portfolio
   613,345 shares (cost: $42,522,721)                                                       $70,031,696
PIMCO Total Return Fund
   1,152,063 shares (cost: $11,921,823)                                                                     $12,142,743
 Brandywine Blue Fund
   225,804 shares (cost: $6,101,144)
 ICM Small Company Portfolio
   59,669 shares (cost: $1,552,157)
Vanguard Fixed Income Long-Term
   Corporate Portfolio
   1,244,394 shares (cost: $10,981,727)
                                               --------------------------------------------------------------------------
                                                  33,850,697     25,758,789    22,216,669    70,031,696      12,142,743

Cash and short-term investments                      (13,987)         4,030            --        15,248             414
Interest and dividends receivable                         --             --            --            --              --
Participant loans                                         --             --            --            --              --
Other receivables                                     13,959          1,240         4,896        35,033              --
Net Inter-fund transfers (payable) receivable          6,296        (11,016)      (40,577)      315,186          30,684
                                               --------------------------------------------------------------------------
Total assets                                      33,856,965     25,753,043    22,180,988    70,397,163      12,173,841

LIABILITIES
   Accrued liabilities                                15,337         13,960         9,051        34,756           5,326
   Other liabilities                                      --             --         4,889            --             256
                                               --------------------------------------------------------------------------
                                               --------------------------------------------------------------------------
Total liabilities                                     15,337         13,960        13,940        34,756           5,582
                                               --------------------------------------------------------------------------
Net assets available for plan benefits           $33,841,628    $25,739,083   $22,167,048   $70,362,407     $12,168,259
                                               --------------------------------------------------------------------------
                                               --------------------------------------------------------------------------





                                               ---------------------------------------------------------------------------------
                                                                                                  VANGUARD
                                                                    ICM                         FIXED INCOME
                                                 BRANDYWINE        SMALL                         LONG TERM
                                                    BLUE          COMPANY           LOAN         CORPORATE
                                                    FUND         PORTFOLIO         ACCOUNT       PORTFOLIO          TOTAL
                                               ---------------------------------------------------------------------------------
ASSETS
Institutional Contracts (at cost plus                                                                            $107,798,944
   interest)
Investments at fair value:
American Express Company Common Stock Fund
   419,796 shares (cost: $11,517,390)                                                                              43,999,868
Lehman Brothers Holdings Inc. Common Stock
   Fund 762,688 shares (cost: $20,393,942)                                                                         33,033,924
American Century Ultra Investors Fund
   2,524,064 shares (cost: $64,399,562)                                                                            83,925,129
Prime Value Obligations Fund
   16,771,235 shares (cost: $16,771,235)                                                                           16,771,235
Templeton Foreign Fund
   4,039,463 shares (cost: $38,504,473)                                                                            33,850,697
Income Fund of America
   1,488,947 shares (cost: $23,178,143)                                                                            25,758,789
Fidelity Capital & Income Fund
   2,360,964 shares (cost: $22,475,386)                                                                            22,216,669
Vanguard Index Trust 500 Portfolio
   613,345 shares (cost: $42,522,721)                                                                              70,031,696
PIMCO Total Return Fund
   1,152,063 shares (cost: $11,921,823)                                                                            12,142,743
 Brandywine Blue Fund
   225,804 shares (cost: $6,101,144)             $5,755,751                                                         5,755,751
 ICM Small Company Portfolio
   59,669 shares (cost: $1,552,157)                             $1,420,115                                          1,420,115
Vanguard Fixed Income Long-Term
   Corporate Portfolio
   1,244,394 shares (cost: $10,981,727)                                                          $11,722,187       11,722,187
                                               ---------------------------------------------------------------------------------
                                                  5,755,751      1,420,115                --      11,722,187      468,427,747

Cash and short-term investments                          --             --                --              --        5,635,602
Interest and dividends receivable                         4             --                --              --           80,906
Participant loans                                        --             --         3,976,563              --        3,976,563
Other receivables                                        --             --                --           1,798          221,325
Net Inter-fund transfers (payable) receivable       (13,385)       209,665                --          11,869               --
                                               ---------------------------------------------------------------------------------
Total assets                                      5,742,370      1,629,780         3,976,563      11,735,854      478,342,143

LIABILITIES
   Accrued liabilities                                1,105            151                --           4,469          205,069
   Other liabilities                                    995            966                --              --          108,793
                                               ---------------------------------------------------------------------------------
                                               ---------------------------------------------------------------------------------
Total liabilities                                     2,100          1,117                --           4,469          313,862
                                               ---------------------------------------------------------------------------------
Net assets available for plan benefits           $5,740,270     $1,628,663        $3,976,563     $11,731,385     $478,028,281
                                               ---------------------------------------------------------------------------------
                                               ---------------------------------------------------------------------------------






SEE ACCOMPANYING NOTES.

                                           Lehman Brothers Holdings Inc.
                                             Tax Deferred Savings Plan

                                       Statement of Net Assets Available for
                                       Plan Benefits, With Fund Information

                                                 December 30, 1997

                                                 Investment Funds

                                                       -------------- ------------- --------------- -------------- ----------------
                                                                                       AMERICAN        LEHMAN
                                                                                       EXPRESS        BROTHERS
                                                                         FIXED         COMPANY        HOLDINGS        AMERICAN
                                                        SHORT-TERM       INCOME         COMMON       INC. COMMON    CENTURY ULTRA
                                                       INTEREST FUND      FUND        STOCK FUND      STOCK FUND   INVESTORS FUND
                                                       -------------- ------------- --------------- -------------- ----------------
ASSETS
Institutional Contracts (at cost plus interest)                        $120,784,299
Investments at fair value:
   American Express Company Common Stock Fund
     440,443 shares (cost: $10,122,019)                                              $38,593,823
   Lehman Brothers Holdings Inc. Common Stock Fund
     703,642 shares (cost: $15,659,963)                                                              $35,138,123
   American Century Ultra Investors Fund
     2,329,416 shares (cost: $56,928,938)                                                                           $63,499,886
   Prime Value Obligations Fund
     16,716,816 shares (cost: $16,716,816)
   Templeton Foreign Fund
     3,713,252 shares (cost: $36,051,442)
   Income Fund of America
     1,340,881 shares (cost: $20,187,646)
   Fidelity Capital & Income Fund
     2,063,971 shares (cost: $19,392,385)
   Vanguard Index Trust 500 Portfolio
     516,381 shares (cost: $31,062,694)
   PIMCO Total Return Fund
     972,301 shares (cost: $9,938,846)
   Brandywine Blue Fund
     79,718 shares (cost: $2,300,525)
   Vanguard Fixed Income Long-Term Corporate
     Portfolio 1,063,658 shares (cost: $9,218,984)
                                                       -------------- ------------- --------------- -------------- ----------------

                                                               --       120,784,299   38,593,823      35,138,123     63,499,886

Cash and short-term investments                           $324,335            2,328           --         100,427             --
Interest and dividends receivable                           1,512                 3       99,240             287              2
Other receivables                                          10,084            10,839       79,678       1,702,188          4,137
Net Inter-fund transfers (payable) receivable               7,648        (1,937,644)    (141,038)         28,870        (69,856)
                                                       -------------- ------------- --------------- -------------- ----------------
Total assets                                              343,579       118,859,825   38,631,703      36,969,895     63,434,169

LIABILITIES
Accrued liabilities                                            --            49,860       12,375          77,833         21,586
Other liabilities                                              --                --           --              --             --
                                                       -------------- ------------- --------------- -------------- ----------------
Total liabilities                                              --            49,860       12,375          77,833         21,586
                                                       -------------- ------------- --------------- -------------- ----------------
                                                       -------------- ------------- --------------- -------------- ----------------
Net assets available for plan benefits                   $343,579      $118,809,965  $38,619,328     $36,892,062    $63,412,583
                                                       -------------- ------------- --------------- -------------- ----------------
                                                       -------------- ------------- --------------- -------------- ----------------



                                                        -------------- -------------- -------------- -------------- --------------
                                                         PRIME VALUE                     INCOME        FIDELITY       VANGUARD
                                                         OBLIGATIONS     TEMPLETON       FUND OF       CAPITAL &     INDEX TRUST
                                                            FUND       FOREIGN FUND      AMERICA      INCOME FUND   500 PORTFOLIO
                                                        -------------- -------------- -------------- -------------- --------------
ASSETS
Institutional Contracts (at cost plus interest)
Investments at fair value:
   American Express Company Common Stock Fund
     440,443 shares (cost: $10,122,019)
   Lehman Brothers Holdings Inc. Common Stock Fund
     703,642 shares (cost: $15,659,963)
   American Century Ultra Investors Fund
     2,329,416 shares (cost: $56,928,938)
   Prime Value Obligations Fund
     16,716,816 shares (cost: $16,716,816)               $16,716,816
   Templeton Foreign Fund
     3,713,252 shares (cost: $36,051,442)                              $36,946,857
   Income Fund of America
     1,340,881 shares (cost: $20,187,646)                                             $23,800,644
   Fidelity Capital & Income Fund
     2,063,971 shares (cost: $19,392,385)                                                             $20,598,427
   Vanguard Index Trust 500 Portfolio
     516,381 shares (cost: $31,062,694)                                                                             $46,531,049
   PIMCO Total Return Fund
     972,301 shares (cost: $9,938,846)
   Brandywine Blue Fund
     79,718 shares (cost: $2,300,525)
   Vanguard Fixed Income Long-Term Corporate
     Portfolio 1,063,658 shares (cost: $9,218,984)
                                                        -------------- -------------- -------------- -------------- --------------

                                                          16,716,816    36,946,857     23,800,644      20,598,427    46,531,049

Cash and short-term investments                                   --            --             --              --            --
Interest and dividends receivable                                 --            --              1              --             1
Other receivables                                                 --           150          1,307              --        10,557
Net Inter-fund transfers (payable) receivable               (348,666)     (287,693)       160,679          (8,801)      510,638
                                                        -------------- -------------- -------------- -------------- --------------
Total assets                                              16,368,150    36,659,314     23,962,631      20,589,626    47,052,245

LIABILITIES
Accrued liabilities                                            6,987        13,308          7,866           7,417        13,119
Other liabilities                                            117,404            --             --           4,058            --
                                                        -------------- -------------- -------------- -------------- --------------
Total liabilities                                            124,391        13,308          7,866          11,475        13,119
                                                        -------------- -------------- -------------- -------------- --------------
                                                        -------------- -------------- -------------- -------------- --------------
Net assets available for plan benefits                   $16,243,759   $36,646,006    $23,954,765     $20,578,151   $47,039,126
                                                        -------------- -------------- -------------- -------------- --------------
                                                        -------------- -------------- -------------- -------------- --------------


                                                        --------------- -------------- -------------- ----------------
                                                                                         VANGUARD
                                                                                       FIXED INCOME
                                                                                         LONG-TERM
                                                         PIMCO TOTAL     BRANDYWINE      CORPORATE
                                                         RETURN FUND      BLUE FUND      PORTFOLIO         TOTAL
                                                        --------------- -------------- -------------- ----------------
ASSETS
Institutional Contracts (at cost plus interest)                                                       $120,784,299
Investments at fair value:
   American Express Company Common Stock Fund
     440,443 shares (cost: $10,122,019)                                                                 38,593,823
   Lehman Brothers Holdings Inc. Common Stock Fund
     703,642 shares (cost: $15,659,963)                                                                 35,138,123
   American Century Ultra Investors Fund
     2,329,416 shares (cost: $56,928,938)                                                               63,499,886
   Prime Value Obligations Fund
     16,716,816 shares (cost: $16,716,816)                                                              16,716,816
   Templeton Foreign Fund
     3,713,252 shares (cost: $36,051,442)                                                               36,946,857
   Income Fund of America
     1,340,881 shares (cost: $20,187,646)                                                               23,800,644
   Fidelity Capital & Income Fund
     2,063,971 shares (cost: $19,392,385)                                                               20,598,427
   Vanguard Index Trust 500 Portfolio
     516,381 shares (cost: $31,062,694)                                                                 46,531,049
   PIMCO Total Return Fund
     972,301 shares (cost: $9,938,846)                  $10,539,748                                     10,539,748
   Brandywine Blue Fund
     79,718 shares (cost: $2,300,525)                                    $2,105,351                      2,105,351
   Vanguard Fixed Income Long-Term Corporate
     Portfolio 1,063,658 shares (cost: $9,218,984)                                     $  9,881,380      9,881,380
                                                        --------------- -------------- -------------- ----------------

                                                         10,539,748       2,105,351      9,881,380     425,136,403

Cash and short-term investments                                  --              --             --         427,090
Interest and dividends receivable                                 1              --             --         101,047
Other receivables                                                --              --          1,367       1,820,307
Net Inter-fund transfers (payable) receivable               200,681       1,562,248        322,934              --
                                                        --------------- -------------- -------------- ----------------
Total assets                                             10,740,430       3,667,599     10,205,681     427,484,847

LIABILITIES
Accrued liabilities                                           3,998             114          3,469         217,932
Other liabilities                                               946               3             --         122,411
                                                        --------------- -------------- -------------- ----------------
Total liabilities                                             4,944             117          3,469         340,343
                                                        --------------- -------------- -------------- ----------------
                                                        --------------- -------------- -------------- ----------------
Net assets available for plan benefits                  $10,735,486      $3,667,482    $10,202,212    $427,144,504
                                                        --------------- -------------- -------------- ----------------
                                                        --------------- -------------- -------------- ----------------



SEE ACCOMPANYING NOTES.

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

         Statement of Changes in Net Assets Available for Plan Benefits,
                              With Fund Information

                          Year ended December 30, 1998

                                Investment Funds


                                     -------------------------------------------------------------------------------------------
                                                                      AMERICAN        LEHMAN
                                                                      EXPRESS        BROTHERS       AMERICAN
                                         SHORT                        COMPANY     HOLDINGS INC.      CENTURY         PRIME
                                         TERM           FIXED          COMMON         COMMON          ULTRA          VALUE
                                       INTEREST        INCOME          STOCK          STOCK         INVESTORS     OBLIGATIONS
                                         FUND           FUND            FUND           FUND           FUND           FUND
                                     -------------------------------------------------------------------------------------------
Investment income:
   Interest and dividends              $  29,251     $  7,590,053    $   283,510    $   225,844    $       (39)    $   899,433
   Net realized and unrealized
     appreciation/(depreciation) in
     fair value of investments                --               --      6,180,264     (4,770,276)    21,856,734              --
                                     -------------------------------------------------------------------------------------------
                                          29,251        7,590,053      6,463,774     (4,544,432)    21,856,695         899,433

Contributions:
   Employer                                   --               --             --      2,077,735             --              --
   Participants                               --        2,821,357             --      3,190,813      6,466,345       1,105,194
   Rollovers                                  --          388,080             --        590,184        544,803          60,372
                                     -------------------------------------------------------------------------------------------
                                              --        3,209,437             --      5,858,732      7,011,148       1,165,566

Net inter-fund transfers (out) in             --       (4,127,748)    (1,439,591)    (1,068,932)    (2,758,482)      2,045,683
Administrative fees                           50         (104,062)       (29,277)       (32,548)       (49,935)        (10,766)
Participant withdrawals                       --      (14,846,816)    (2,064,178)    (2,346,102)    (5,634,191)     (3,633,097)
Transfer (to) from other plan                 --               --      2,427,416        228,200             --         256,418
                                     -------------------------------------------------------------------------------------------
                                              50      (19,078,626)    (1,105,630)    (3,219,382)    (8,442,608)     (1,341,762)
                                     -------------------------------------------------------------------------------------------

Net increase (decrease)                   29,301       (8,279,136)     5,358,144     (1,905,082)    20,425,235         723,237
Net assets available for plan
   benefits, beginning of year           343,579      118,809,965     38,619,328     36,892,062     63,412,583      16,243,759
                                     -------------------------------------------------------------------------------------------
                                     -------------------------------------------------------------------------------------------
Net assets available for plan
   benefits,                           $ 372,880     $110,530,829    $43,977,472    $34,986,980    $83,837,818     $16,966,996
   end of year
                                     -------------------------------------------------------------------------------------------
                                     -------------------------------------------------------------------------------------------




                                     ------------------------------------------------------------------------------------------
                                                                    FIDELITY       VANGUARD         PIMCO
                                      TEMPLETON       INCOME       CAPITAL &        INDEX           TOTAL         BRANDYWINE
                                       FOREIGN       FUND OF         INCOME       TRUST 500        RETURN            BLUE
                                        FUND         AMERICA          FUND        PORTFOLIO         FUND             FUND
                                     ------------------------------------------------------------------------------------------
Investment income:
   Interest and dividends             $   954,383   $ 1,214,108    $ 1,756,813    $   782,231    $   838,317     $    45,112
   Net realized and unrealized
     appreciation/(depreciation) in
     fair value of investments         (2,825,659)    1,037,865       (756,739)    14,171,726        255,730        (192,747)
                                     ------------------------------------------------------------------------------------------
                                       (1,871,276)    2,251,973      1,000,074     14,953,957      1,094,047        (147,635)

Contributions:
   Employer                                    --            --             --             --             --              --
   Participants                         4,024,880     1,669,221      2,419,907      7,436,154        788,415       1,078,208
   Rollovers                              325,635       369,239        304,872      1,713,908        200,346         345,775
                                     ------------------------------------------------------------------------------------------
                                        4,350,515     2,038,460      2,724,779      9,150,062        988,761       1,423,983

Net inter-fund transfers (out) in      (2,718,360)     (526,918)      (408,145)     3,884,540        106,457         982,606
Administrative fees                       (24,292)      (17,114)       (15,087)       (41,207)        (7,778)         (3,983)
Participant withdrawals                (2,540,965)   (1,962,083)    (1,712,724)    (4,624,071)      (748,714)       (182,183)
Transfer (to) from other plan                  --            --             --             --             --              --
                                     ------------------------------------------------------------------------------------------
                                       (5,283,617)   (2,506,115)    (2,135,956)      (780,738)      (650,035)        796,440
                                     ------------------------------------------------------------------------------------------

Net increase (decrease)                (2,804,378)    1,784,318      1,588,897     23,323,281      1,432,773       2,072,788
Net assets available for plan
   benefits, beginning of year         36,646,006    23,954,765     20,578,151     47,039,126     10,735,486       3,667,482
                                     ------------------------------------------------------------------------------------------
                                     ------------------------------------------------------------------------------------------
Net assets available for plan
   benefits,                          $33,841,628   $25,739,083    $22,167,048    $70,362,407    $12,168,259     $ 5,740,270
   end of year
                                     ------------------------------------------------------------------------------------------
                                     ------------------------------------------------------------------------------------------




                                     -----------------------------------------------------------------
                                                                        VANGUARD
                                            ICM                       FIXED INCOME
                                           SMALL                        LONG TERM
                                          COMPANY           LOAN        CORPORATE
                                         PORTFOLIO        ACCOUNT       PORTFOLIO         TOTAL
                                     -----------------------------------------------------------------
Investment income:
   Interest and dividends               $    7,691       $  136,113     $   693,039   $ 15,455,859
   Net realized and unrealized
     appreciation/(depreciation) in
     fair value of investments             (66,953)              --         301,110     35,191,055
                                     -----------------------------------------------------------------
                                           (59,262)         136,113         994,149     50,646,914

Contributions:
   Employer                                     --               --              --      2,077,735
   Participants                             92,815               --         859,368     31,952,677
   Rollovers                                74,808               --         169,730      5,087,752
                                     -----------------------------------------------------------------
                                           167,623               --       1,029,098     39,118,164

Net inter-fund transfers (out) in        1,522,619        3,897,432         608,839             --
Administrative fees                           (446)              --          (7,716)      (344,161)
Participant withdrawals                     (1,871)         (56,982)     (1,095,197)   (41,449,174)
Transfer (to) from other plan                   --               --              --      2,912,034
                                     -----------------------------------------------------------------
                                         1,520,302        3,840,450        (494,074)   (38,881,301)
                                     -----------------------------------------------------------------

Net increase (decrease)                  1,628,663        3,976,563       1,529,173     50,883,777
Net assets available for plan
   benefits, beginning of year                  --               --      10,202,212    427,144,504
                                     -----------------------------------------------------------------
                                     -----------------------------------------------------------------
Net assets available for plan
   benefits,                            $1,628,663       $3,976,563     $11,731,385   $478,028,281
   end of year
                                     -----------------------------------------------------------------
                                     -----------------------------------------------------------------



SEE ACCOMPANYING NOTES

                                           Lehman Brothers Holdings Inc.
                                             Tax Deferred Savings Plan

                                   Statement of Changes in Net Assets Available
                                     for Plan Benefits, With Fund Information

                                           Year ended December 30, 1997

                                                 Investment Funds

                                              --------------- -------------- ------------- ---------------- ---------------
                                                                               AMERICAN        LEHMAN
                                                                               EXPRESS        BROTHERS
                                                                               COMPANY      HOLDINGS INC.      AMERICAN
                                                SHORT-TERM    FIXED INCOME      COMMON         COMMON       CENTURY ULTRA
                                              INTEREST FUND       FUND        STOCK FUND      STOCK FUND    INVESTORS FUND
                                              --------------- -------------- ------------- ---------------- ---------------
Investment Income:
Interest and dividends                          $ 19,078       $  8,639,070   $   537,266    $   167,428      $    24,548
Net realized and unrealized appreciation
   (depreciation) in fair value of                    --                 --    12,205,160     12,234,246       11,186,103
   investments
                                              --------------- -------------- ------------- ---------------- ---------------
                                                  19,078          8,639,070    12,742,426     12,401,674       11,210,651

Contributions:
   Employer                                           --                 --            --      1,722,065               --
   Participants                                       --          3,313,957            --      1,904,278        6,042,414
   Rollovers                                          --             73,357            --        346,569          885,332
                                              --------------- -------------- ------------- ---------------- ---------------
                                                      --          3,387,314            --      3,972,912        6,927,746

Net Inter-fund transfers (out) in                     --         (6,365,374)   (1,380,654)     1,862,026       (1,171,441)
Administrative fees                                   --           (122,050)      (29,555)       (25,684)         (50,500)
Participant withdrawals                               --        (13,914,036)   (2,380,147)    (2,357,871)      (5,656,672)
Transfer (to) from other plans                        --                 --            --             --               --
                                              --------------- -------------- ------------- ---------------- ---------------
                                                      --        (20,401,460)   (3,790,356)      (521,529)      (6,878,613)
                                              --------------- -------------- ------------- ---------------- ---------------

Net increase (decrease)                           19,078         (8,375,076)    8,952,070     15,853,057       11,259,784
Net assets available for plan benefits,
   beginning of year                             324,501        127,185,041    29,667,258     21,039,005       52,152,799
                                              --------------- -------------- ------------- ---------------- ---------------
                                              --------------- -------------- ------------- ---------------- ---------------
Net assets available for plan benefits,
   end of year                                  $343,579       $118,809,965   $38,619,328    $36,892,062      $63,412,583
                                              --------------- -------------- ------------- ---------------- ---------------
                                              --------------- -------------- ------------- ---------------- ---------------



                                               ---------------- -------------- ---------------- --------------- ----------------


                                                 PRIME VALUE                                       FIDELITY     VANGUARD INDEX
                                                 OBLIGATIONS      TEMPLETON    INCOME FUND OF      CAPITAL         TRUST 500
                                                    FUND        FOREIGN FUND       AMERICA       & INCOME FUND     PORTFOLIO
                                               ---------------- -------------- ---------------- --------------- ----------------

Investment Income:
Interest and dividends                           $   976,869     $ 1,328,608     $ 1,142,260      $ 1,358,842     $    757,961
Net realized and unrealized appreciation
   (depreciation) in fair value of                        --       1,159,175       2,899,941        1,307,405        9,834,067
   investments
                                               ---------------- -------------- ---------------- --------------- ----------------
                                                     976,869       2,487,783       4,042,201        2,666,247       10,592,028

Contributions:
   Employer                                               --              --              --               --               --
   Participants                                    1,258,054       3,903,768       1,459,306        2,316,102        5,070,556
   Rollovers                                         237,325         700,351         207,136          518,134        1,128,887
                                               ---------------- -------------- ---------------- --------------- ----------------
                                                   1,495,379       4,604,119       1,666,442        2,834,236        6,199,443

Net Inter-fund transfers (out) in                   (113,136)        133,272         962,039         (838,733)       2,664,068
Administrative fees                                  (14,775)        (31,568)        (18,081)         (16,901)         (35,445)
Participant withdrawals                           (3,381,091)     (3,154,266)     (1,422,994)      (1,499,523)      (3,208,126)
Transfer (to) from other plans                            --              --              --               --               --
                                               ---------------- -------------- ---------------- --------------- ----------------
                                                  (3,509,002)     (3,052,562)       (479,036)      (2,355,157)        (579,503)
                                               ---------------- -------------- ---------------- --------------- ----------------

Net increase (decrease)                           (1,036,754)      4,039,340       5,229,607        3,145,326       16,211,968
Net assets available for plan benefits,
   beginning of year                              17,280,513      32,606,666      18,725,158       17,432,825       30,827,158
                                               ---------------- -------------- ---------------- --------------- ----------------
                                               ---------------- -------------- ---------------- --------------- ----------------
Net assets available for plan benefits,
   end of year                                   $16,243,759     $36,646,006     $23,954,765      $20,578,151     $ 47,039,126
                                               ---------------- -------------- ---------------- --------------- ----------------
                                               ---------------- -------------- ---------------- --------------- ----------------




                                               --------------- --------------- ----------------- ---------------
                                                                                   VANGUARD
                                                                                 FIXED INCOME
                                                                                  LONG-TERM
                                                PIMCO TOTAL      BRANDYWINE       CORPORATE
                                                RETURN FUND      BLUE FUND        PORTFOLIO          TOTAL
                                               --------------- --------------- ----------------- ---------------

Investment Income:
Interest and dividends                           $    649,540    $        --     $   596,346       $ 16,197,816
Net realized and unrealized appreciation
   (depreciation) in fair value of                    273,864       (206,749)        436,086         51,329,298
   investments
                                               --------------- --------------- ----------------- ---------------
                                                      923,404       (206,749)      1,032,432         67,527,114

Contributions:
   Employer                                                --             --              --          1,722,065
   Participants                                       793,294         22,709         759,110         26,843,548
   Rollovers                                           85,395             --         178,619          4,361,105
                                               --------------- --------------- ----------------- ---------------
                                                      878,689         22,709         937,729         32,926,718

Net Inter-fund transfers (out) in                    (392,051)     3,851,778         788,206                 --
Administrative fees                                    (8,750)          (256)         (7,229)          (360,794)
Participant withdrawals                              (654,284)            --        (882,191)       (38,511,201)
Transfer (to) from other plans                             --             --              --                 --
                                               --------------- --------------- ----------------- ---------------
                                                   (1,055,085)     3,851,522        (101,214)       (38,871,995)
                                               --------------- --------------- ----------------- ---------------

Net increase (decrease)                               747,008      3,667,482       1,868,947         61,581,837
Net assets available for plan benefits,
   beginning of year                                9,988,478             --       8,333,265        365,562,667
                                               --------------- --------------- ----------------- ---------------
                                               --------------- --------------- ----------------- ---------------
Net assets available for plan benefits,
   end of year                                   $ 10,735,486    $ 3,667,482     $10,202,212       $427,144,504
                                               --------------- --------------- ----------------- ---------------
                                               --------------- --------------- ----------------- ---------------



SEE ACCOMPANYING NOTES.

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

                          Notes to Financial Statements

                           December 30, 1998 and 1997

1. DESCRIPTION OF THE PLAN

GENERAL

The Lehman Brothers Holdings Inc. Tax Deferred Savings Plan (the "Plan") is a defined contribution plan. The Plan became effective January 1, 1984, was amended and restated effective January 1, 1989 and was subsequently amended through November 15, 1998. Under the terms of the Plan, qualified employees of Lehman Brothers Holdings Inc. ("Lehman") and its participating subsidiaries (collectively, the "Company") are eligible to become Plan participants as soon as administratively possible upon employment. Prior to July 1, 1995, there was a 12-month service requirement for plan participants.

The Plan is subject to the provisions of ERISA. A complete description of the Plan is contained in the Plan document available to all participants from the Plan Administrator.

CONTRIBUTIONS

Upon enrollment, a participant may elect to contribute, on a pre-tax basis, between one and fifteen percent of the participant's annual compensation, as defined in the Plan document. The Company may make a contribution, in Company stock or cash, on behalf of eligible participants who have completed 12 months of service and are employees on the last day of the Plan year. The amount of the contribution, if any, will be determined by the Company's Board of Directors. If a Company contribution is made it will be allocated as follows:

     1. Participants whose compensation is below $37,800 per year and are not Investment Representatives, Investment Representative Trainees, Branch Managers, or Institutional Salespeople will receive a Company contribution of $400 plus a matching contribution of 100 percent of the first $600 of the employee's Before-Tax contributions.

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

                    Notes to Financial Statements (continued)

1. DESCRIPTION OF THE PLAN (CONTINUED)

     2. Participants whose compensation is between $37,800 and $100,000 per year will receive a matching contribution of up to 100 percent of the first $1,000 of the employee's Before-Tax contributions. Company contributions to participants whose compensation is between $37,800 and $100,000 per year will be made only if there are funds remaining after contributions are made for participants making less than $37,800 per year.

     3. Company contributions will not be made for participants whose compensation exceeds $100,000 per year.

In 1998 and 1997, Company contributions were made in cash. Boston Safe Deposit & Trust Company ("Boston Safe"), the Plan's custodian, used cash to purchase the Company's common stock.

A participant's Before-Tax Contributions will not be subject to tax until distribution. The Internal Revenue Code of 1986, as amended (the "Code"), provides that Before-Tax Contributions (and any elective deferrals to other plans containing a cash or deferred arrangement) will be included in a participant's gross income to the extent such contributions exceed the statutory limitation, which is indexed for inflation. The maximum limitation amount was $10,000 and $9,500 for 1998 and 1997, respectively. The Company's contributions on behalf of a participant, as well as the income and appreciation on amounts invested in the investment funds offered under the Plan, are not includable in the participant's taxable income until distributed.

Rollover contributions arise from contributions to the Plan of certain assets previously held on behalf of participants by other qualified plans.

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

                    Notes to Financial Statements (continued)

1. DESCRIPTION OF THE PLAN (CONTINUED)

VALUATION OF PARTICIPANT ACCOUNTS

Separate accounts are maintained for each participant whereby the participant's account is credited for contributions and investment income and credited or charged, as appropriate, for investment appreciation or depreciation. Participant accounts are charged for withdrawals. The periodic allocation of investment income and investment appreciation or depreciation is based upon the participant's beneficial interest in each of the investment funds at the valuation date.

INVESTMENTS

Participants' contributions can be invested in any of the funds listed below. Investments of contributions among the investment funds can be made in increments of 10%, with a maximum of 50% of contributions permitted to be invested in the Lehman Brothers Holdings Inc. Common Stock Fund. Participants can elect to change their contribution rate and investment direction of new contributions on a monthly basis. Participants may also elect to transfer existing fund balances among the investment funds, generally on a monthly basis.

The following is a general description of each investment fund in which the Plan invested since January 1997, as directed by participants:

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

                    Notes to Financial Statements (continued)

1. DESCRIPTION OF THE PLAN (CONTINUED)

     FIXED INCOME FUND: This fund invests its assets with one or more insurance companies or financial institutions (collectively, "institutions") which issue contracts ("contracts") providing for the repayment of principal with a specified annual rate of interest for a specified period. The fund is currently invested in contracts negotiated with the following institutions:

                                                                                       CARRYING VALUE AT
                                                    MATURITY     INTEREST                 DECEMBER 30
                                                      DATE       RATE (%)          1998                 1997
                                                   ------------ ----------- -------------------- -------------------
      Metropolitan Life Insurance Co.
         Contract #24565                           12/15/01         7.30       $   5,976,916        $   11,140,578
         Contract #13955                           06/15/99         8.25           6,697,411            12,373,979

      Allstate Life Insurance Company
         Contract #GICGA5584                       12/15/00         7.30          15,082,111            14,055,623
         Contract #GICGA5806                       07/05/00         6.81           7,564,002             7,081,548

      Prudential Asset Management Group
         Contract #7430-211                        12/15/99         6.52          10,363,944             9,729,580

      American International Life
      Assurance Company of New York
         Contract #18180T                          6/15/00          5.45           8,934,160            14,120,693

      People's Security Insurance Co.
         Contract #BDA00473FR                      08/15/01         8.20          13,734,267            12,693,416
         Contract #BDA00568FR                      12/15/01         6.85          11,963,674            11,200,343

      The Principal Financial Group
         Contract #4-08804-01                      12/15/00         6.15           4,267,388             5,360,200
         Contract #4-08804-02                      12/15/02         6.40          11,277,600            10,599,252

      New York Life Insurance Company
         Contract #30727                           6/14/02          6.52           3,405,565             7,376,078

      Transamerica Life Insurance Company
         Contract #51499                           12/15/02         6.02           3,439,335             5,053,009

      Travelers Life Insurance Company
         Contract #GA16953                         12/15/02         6.02           5,092,571                     -
                                                                            -------------------- -------------------
                                                                                $107,798,944        $  120,784,299
                                                                            ==================== ===================

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

                    Notes to Financial Statements (continued)

1. DESCRIPTION OF THE PLAN (CONTINUED)

     The carrying value of the contracts approximates their fair value as of December 30, 1998 and 1997. Carrying value was estimated using an analysis based on the Plan's current investment rate for a similar contract.

     AMERICAN EXPRESS COMPANY COMMON STOCK FUND: This fund invests solely in the common stock of American Express. As of May 31, 1994, this fund has been closed to any new contributions, dividend reinvestments, or transfers in from other funds.

     LEHMAN BROTHERS HOLDINGS INC. COMMON STOCK FUND: This fund invests solely in the common stock of the Company.

     AMERICAN CENTURY ULTRA INVESTORS FUND: The primary objective of this fund is to provide a high level of capital appreciation by investing primarily in medium and large-sized companies with above average growth potential.

     PRIME VALUE OBLIGATIONS FUND: The objective of this short-term, fixed income money market fund is to provide current income and stability of principal.

     TEMPLETON FOREIGN FUND: The primary objective of this fund is to provide long-term growth of capital by investing primarily in securities of companies located outside the United States.

     INCOME FUND OF AMERICA: This fund's objective is to provide current income by investing in debt securities and capital appreciation by investing in equity securities.

     FIDELITY CAPITAL & INCOME FUND: The primary objective of this fund is to provide a high total return of capital growth and income. The fund invests primarily in lower rated debt securities and securities of companies with uncertain financial position.

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

                    Notes to Financial Statements (continued)

1. DESCRIPTION OF THE PLAN (CONTINUED)

     VANGUARD INDEX TRUST 500 PORTFOLIO/S&P 500 INDEX FUND: This equity fund's objective is to replicate the investment performance of the Standard & Poor's 500 Index.

     PIMCO TOTAL RETURN FUND: This fund is an intermediate term, fixed income fund whose objective is to provide a high level of current income with reasonable risk by investing in a diversified portfolio of fixed income securities of varying maturities.

     BRANDYWINE BLUE FUND: This fund invests in high quality blue chip stocks with the objective of providing long-term growth. This fund was added as an investment option to the Plan on November 1, 1997.

     VANGUARD FIXED INCOME LONG-TERM CORPORATE PORTFOLIO: This fund invests in a diversified portfolio of long-term corporate and government bonds with the objective of providing a high level of current income.

     ICM SMALL COMPANY PORTFOLIO: This fund invests in common stock of smaller companies in terms of revenue and assets and more, importantly, in terms of market capitalization with the objective of providing maximum long-term total return. This fund was added as an investment option to the Plan on June 1, 1998.

In addition to the funds described above, a short-term interest fund provides overnight investments in money market funds of Boston Safe for temporarily invested cash. While cash for withdrawals is disbursed from this fund, withdrawals are recorded in the investment fund from which the participant withdrew.

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

                    Notes to Financial Statements (continued)

1. DESCRIPTION OF THE PLAN (CONTINUED)

INVESTMENTS IN EXCESS OF 5% OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

The following is a schedule of investments held in excess of 5% of the net assets available for plan benefits at the end of 1998:

                                                                      MARKET VALUE
                                                      NUMBER           AT DECEMBER
FUNDS                                               OF SHARES           30, 1998
                                               ------------------- --------------------
American Express Company common stock                  419,796          $43,999,868
Lehman Brothers Holdings Inc. common stock             762,688           33,033,924
American Century Ultra Investors Fund                2,524,064           83,925,129
Templeton Foreign Fund                               4,039,463           33,850,697
Vanguard Index Trust 500 Portfolio                     613,345           70,031,696
Income Fund of America                               1,488,947           25,758,789

BENEFITS

A participant may elect, after attaining the age of 59-1/2, to withdraw all or any portion of the value of his accounts, provided that each withdrawal is at least $1,000 (or is 100% of the value of his account if less than $1,000). Withdrawals by participants before the age of 59-1/2 are permitted from before-tax contributions and pre-1989 earnings thereon, only after meeting specified financial hardship criteria and after obtaining approval by the Employee Benefit Plans Committee of the Company. A participant can elect to withdraw all or a part of their rollover contribution made to the Plan. Prior to 1999, such a withdrawal must have been at least $1,000 (or 100% of the value of his account if less) and was allowed only once during any consecutive 12-month period.

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

                    Notes to Financial Statements (continued)

1. DESCRIPTION OF THE PLAN (CONTINUED)

Although hardship and rollover withdrawals are allowed, a participant may be subject to an additional 10% tax imposed by the Code for distributions before age 59 1/2. If a participant's employment with the Company terminates for a reason other than death, the balance in the participant's account is paid to the participant in a lump-sum payment. However, if the balance in his account exceeds $5000, payment will not be made before age 65 without the participant's consent. Upon death of the participant, the balance in the participant's account is paid to the designated beneficiary (as provided by the Plan) in a lump-sum payment.

BENEFITS PAYABLE

Benefits payable to those participants who have elected to receive distributions (or to be paid automatically as described above) from the Plan but have not yet been paid was $5,319,943 and $5,173,739 in 1998 and 1997, respectively.

VESTING

Plan participants are 100 percent vested in all amounts in their respective Plan accounts.

INCOME TAX STATUS

The Plan received a determination letter from the Internal Revenue Service ("IRS") dated February 14, 1995, stating that the Plan is qualified under
Section 401(a) of the Internal Revenue Code ("Code") and, therefore, the related trust is exempt from taxation. The Plan has been amended subsequent to the receipt of the determination letter. The Employee Benefits Plan Committee intends to apply for a new determination letter from the IRS. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Employee Benefits Plan Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

                    Notes to Financial Statements (continued)

1. DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANT LOANS RECEIVABLE

Participants may borrow from their plan accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan transactions are treated as a transfer from (to) the investment fund to
(from) the loan account. Loan terms range from 1 year to 5 years or up to 10 years for the purchase of a primary residence as long as documentation is provided. The loans are secured by one half of the balance in the participant's accounts and bear interest at the rate of prime plus one. Principal and interest are paid ratably through biweekly or monthly payroll deductions, depending on the frequency with which the employee is paid. Participants who terminate with outstanding loan balances have until the end of the quarter following the quarter in which they terminate to pay the balance of their loan in full, in one lump sum payment. Loans not repaid in that timeframe will be reported as taxable distributions. Outstanding loan balances will also be treated as taxable distributions for those participants who request a distribution of their account prior to repaying their loan. For the year ended December 30, 1998, $45,982 in outstanding loan balances were reclassified as taxable distributions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

VALUATION OF INVESTMENTS

Investments in mutual funds are valued at the quoted redemption prices on the last business day of the Plan year; investments in the common stock of American Express and the Company are valued at the quoted market price on the last business day of the Plan year; short-term investments and deposits with insurance companies in connection with contracts are valued at cost plus accrued interest.

Purchase and sales of securities are reflected on a trade-date basis.

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

                    Notes to Financial Statements (continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

OTHER

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded on the accrual basis

USE OF ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

3. ADMINISTRATIVE FEES

Except to the extent paid by the Company, all expenses of the Plan are paid by the Plan. In 1998 and 1997, the Plan was charged $327,110 and $360,794 for administrative expenses incurred during the respective years. The Company paid all expenses not directly relating to the administration of the Plan, as well as all expenses paid to affiliated investment managers.

4. PLAN TERMINATION

While it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions set forth in ERISA and the Code.

5. TRANSFER FROM OTHER PLAN

A transfer was made from the Lehman Brothers Holdings Inc. Employee Stock Ownership Plan upon its termination for participants who elected to transfer their account balances in the amount of $2,912,034. On December 1, 1998, 24,259 shares of American Express common shares valued at $2,427,416, 4,564 shares of Lehman Brothers Holdings common shares valued at $228,200, and $256,418 in cash were transferred into the Plan on behalf of these participants.

                            Supplemental Information

                                                                      SCHEDULE I

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

                     Item 27a--Schedule of Investments Held

                                  Plan No. 003
                     Employer Identification No. 13-3216325

                                December 30, 1998

                                                                   PAR VALUE/      CURRENT VALUE         COST AT
                                                                   NUMBER OF        AT DECEMBER         DECEMBER
                                                                    SHARES            30, 1998          30, 1998
                                                                ----------------- ----------------- ------------------
CONTRACTS ISSUED BY INSTITUTIONS
Metropolitan Life Insurance Co.
   Contract #24565                                                $ 5,976,916       $  5,976,916      $  5,976,916
   Contract #13955                                                  6,697,411          6,697,411         6,697,411
Allstate Life Insurance Co.
   Contract #GICA5584                                              15,082,111         15,082,111        15,082,111
   Contract #GICA5806                                               7,564,002          7,564,002         7,564,002
Prudential Asset Management Group
   Contract #7430-211                                              10,363,944         10,363,944        10,363,944
American International Life Assurance Company of New York
     Contract #18180T                                               8,934,160          8,934,160         8,934,160
People's Security Insurance Co.
   Contract #BDA00473FR                                            13,734,267         13,734,267        13,734,267
   Contract #BDA00568FR                                            11,963,674         11,963,674        11,963,674
The Principal Financial Group
   Contract #4-08804-01                                             4,267,388          4,267,388         4,267,388
   Contract #4-08804-02                                            11,277,600         11,277,600        11,277,600
New York Life Insurance Co.
   Contract #30727                                                  3,405,565          3,405,565         3,405,565
TransAmerica Life Insurance Co.
   Contract #51499                                                  3,439,335          3,439,335         3,439,335
Travelers Life Insurance Co.
   Contract #GA16953                                                5,092,571          5,092,571         5,092,571
                                                                                  ----------------- ------------------
                                                                                     107,798,944       107,798,944
STOCK FUNDS
American Express Company common stock                                 419,796         43,999,868        11,517,390
Lehman Brothers Holdings Inc. common stock                            762,688         33,033,924        20,393,942
                                                                                  ----------------- ------------------
                                                                                      77,033,792        31,911,332
MUTUAL FUNDS
American Century Ultra Investors Fund                               2,524,064         83,925,129        64,399,562
Prime Value Obligations Fund                                       16,771,235         16,771,235        16,771,235
Templeton Foreign Fund                                              4,039,463         33,850,697        38,504,473
Income Fund of America                                              1,488,947         25,758,789        23,178,143
Fidelity Capital & Income fund                                      2,360,964         22,216,669        22,475,386
Vanguard Index Trust 500 Portfolio                                    613,345         70,031,696        42,522,721
PIMCO Total Return Fund                                             1,152,063         12,142,743        11,921,823
Vanguard Fixed Income Long-Term Corporate Portfolio                 1,244,394         11,722,187        10,981,727
ICM Small Company Portfolio Fund                                       59,669          1,420,115         1,552,157
Brandywine Blue Fund                                                  225,804          5,755,751         6,101,144
                                                                                  ----------------- ------------------
                                                                                     283,595,011       238,408,371
LOAN ACCOUNT                                                                           3,976,563         3,976,563
                                                                                  ----------------- ------------------
TOTAL INVESTMENTS                                                                   $472,404,310      $382,095,210
                                                                                  ================= ==================

                                                                     SCHEDULE II

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

         Item 27d--Schedule of Series of Transactions in Excess of 5% of Net Assets Available for Plan Benefits at Beginning of Year

                                  Plan No. 003
                     Employer Identification No. 13-3216325

                      For the year ended December 30, 1998

                                              COST OF           PROCEEDS
                     DESCRIPTION             PURCHASES          FROM SALES        GAIN(LOSS)
---------------------------------------- ------------------ ------------------- ---------------
CATEGORY (III)
American Century Ultra Investors           $14,103,503
American Century Ultra Investors                                 $8,375,286       $1,742,407

THERE WERE NO CATEGORY (I), (II) OR (IV) TRANSACTIONS.

SIGNATURE

         Pursuant to the requirements of the Securities and Exchange Act of 1934, the Lehman Brothers Holdings Inc. Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       LEHMAN BROTHERS HOLDINGS INC.
                                       TAX DEFERRED SAVINGS PLAN


                                       By:________________________________
                                          Wendy Kleinschmidt
                                          Lehman Brothers Holdings Inc.
                                          Employee Benefit Plans Committee

June 29, 1999

                                  EXHIBIT INDEX

EXHIBIT NO.          DESCRIPTION
-----------          -----------

(23)              Consent of Experts